United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26

20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes No X

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-)

Valley of the Rio Doce Company

TABLE OF CONTENTS:

This form 6-k contains the following:

Item
Results of Operations for the Nine Months ended September 30, 2005 and 2004	1.

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867; the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; and the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01.

Results of Operations for the Nine Months Ended September 30, 2005 and 2004

Overview

We generated net income of US$ 3,645 million in the first nine months of 2005, a 96.8% increase over the amount recorded in the same period in 2004. This performance was driven primarily by a 72.6% increase in operating income, which increased to US$ 3,971 million in the first nine months of 2005. The increase in operating income is due both to higher net revenues, which increased to US$ 9,194 million, a 59.9% increase over the comparable period in 2004, and higher overall operating income margins. Overall operating income margins increased from 40.0% in the first nine months of 2004 to 43.2% in the same period in 2005. The higher overall operating income margins resulted primarily from a significant increase in average selling prices for iron ore and pellets reflecting strong world demand, which continued to exceed supply. The increase in iron ore and pellet operating margins more than offset operating margin declines in our other operating segments. Our net income in the first nine months of 2005 was also positively affected by net non-operating income of US$ 324 million compared to a net non-operating expense of US$ 268 million for the same period in 2004. The non-operating income in the first nine months of 2005 primarily reflects the effect of appreciation of the real against the U.S. dollar on the net liabilities of the Company.

Revenues

Our gross operating revenues increased to US$ 9,659 million in the first nine months of 2005, a 59.6% increase over the comparable period in 2004. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

		Nine months ended September 30,

	2005		2004		% Change

		(in millions of US$)
Iron ore and pellets
Iron ore	US$	5,321	US$	2,862	85.9%
Pellets		1,439		847	69.9

Subtotal		6,760		3,709	82.3

Manganese ore and ferroalloys		458		488	(6.1)
Potash		108		89	21.3
Kaolin		126		119	5.9
Copper		260		94	176.6
Revenues from logistic services		907		643	41.1
Aluminum-related products		1,031		896	15.1
Other products and services		9		13	(30.8)

Gross revenues		9,659		6,051	59.6
Value added tax		(465)		(302)	54.0

Net operating revenues	US$	9,194	US$	5,749	59.9

Iron ore and pellets

Driven by continued high levels of demand in the global seaborne iron ore market, customer demand for iron ore and pellets continued to exceed our production capacity in the first nine months of 2005. Reflecting this excess demand, we reached agreements with major steelmakers in February 2005 under which our reference prices for iron ore and pellets increased by an average of 71.5% and 86.5% respectively. These price increases had a significant positive effect on our gross revenues in the first nine months of 2005. We also increased our shipments of iron ore by 18,741 tons, or 12.6%, compared to the first nine months of 2004. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 82.3% from US$ 3,709 million in the first nine months of 2004 to US$ 6,760 million in the first nine months of 2005.

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Iron ore. Gross revenues from iron ore increased by 85.9% from US$ 2,862 million in the first nine months of 2004 to US$ 5,321 million in the first nine months of 2005, driven primarily by a 65.1% increase in average selling prices and a 12.6% increase in shipments of iron ore. The price increases resulted mainly from higher iron ore prices agreed with major steelmakers in February 2005 that were retroactive to January for most clients in Europe and to April for most clients in Asia. The increase in shipments was made possible by higher production at our existing mines, initial production increases under capacity expansion projects at Capão Xavier and Fábrica Nova, and an increase in iron ore purchases from third parties from 11,710 tons to 13,109 tons, in response to strong demand growth. Despite overall production growth, our iron ore operations in Carajás were negatively affected in the third quarter of 2005 by equipment delivery delays and disruptions of operations by work associated with expansion projects.

Pellets. Gross revenues from pellets increased by 69.9%, from US$ 847 million in the first nine months of 2004 to US$ 1,439 million in the first nine months of 2005. The increase was driven by a 74.3% increase in average selling prices. The price increases reflect the pellet prices we established with major steelmakers in February 2005 that were retroactive to January for most clients in Europe and to April for most clients in Asia. Total shipments in the first nine months of 2005 of 19,913 million tons were 2.5% lower than the 20,431 million tons in the same period in 2004, primarily reflecting a scheduled maintenance shutdown at our São Luis pellet plant in the second quarter of 2005 and a delay in a shipment to the United States due to Hurricane Katrina.

Manganese ore and ferroalloys

Gross revenues from sales of manganese ore and ferroalloys decreased by 6.1%, from US$ 488 million in the first nine months of 2004 to US$ 458 million in the first nine months of 2005. This decrease resulted from:

•

A 10.9% decrease in gross revenues from ferroalloys, from US$ 448 million in the first nine months of 2004 to US$ 399 million in the first nine months of 2005. The 16.7% decrease in sales volume compared to the same period in 2004 more than offset a 6.9% increase in average selling prices. Despite the overall increase in average selling prices compared to the first nine months of 2004, ferroalloy prices fell sharply in the second quarter of 2005, reflecting oversupply in the ferroalloy market due to significant global production growth in 2004. In light of the accumulation of inventories and falling prices, we decided to temporarily shut down our plants in Norway and to reduce production at our plants in France beginning in the third quarter of 2005. We expect global supply of ferroalloys, and as a result, ferroalloy prices, to stabilize in the coming quarters as swing producers shut down capacity due to the decline in prices.

•

A 47.5% increase in gross revenue from manganese ore, from US$ 40 million in the first nine months of 2004 to US$ 59 million in the first nine months of 2005. This increase was driven by a 51.1% increase in average selling prices compared to the same period in 2004 reflecting strong global demand (principally from China) through the first quarter of 2005. Manganese demand and prices were lower in the second and third quarters of 2005, and we expect demand and prices for manganese to decline in the coming quarters as ferroalloy producers idle production in response to falling ferroalloy prices. We recorded a 2.4% decrease in volume in the first nine months of 2005 compared to the comparable period in 2004.

Potash

Gross revenues from sales of potash increased by 21.3%, from US$ 89 million in the first nine months of 2004 to US$ 108 million in the first nine months of 2005. The increase was driven by a 21.6% increase in average selling prices, reflecting strong demand. Sales volume remained stable.

Kaolin

Gross revenues from sales of kaolin increased by 5.9%, from US$ 119 million in the first nine months of 2004 to US$ 126 million in the first nine months of 2005 due principally to a 9.9% increase in average selling prices, partially offset by a 3.7% decrease in volume caused by a lessening of demand for kaolin in Asia as well as a postponed shipment.

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Logistics services

Gross revenues from logistics services increased by 41.1% from US$ 643 million in the first nine months of 2004 to US$ 907 million in the first nine months of 2005. The improved performance in logistics revenues reflects our efforts to add railroad capacity to exploit opportunities provided by agricultural production, especially grains. In particular, the increase in gross revenues from logistic services reflects:

•

A 46.2% increase in revenues from railroad transportation, from US$ 450 million in the first nine months of 2004 to US$ 658 million in the first nine months of 2005. The increase in revenues was mainly driven by a 43.8% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand. Volumes shipped were also slightly higher, increasing by 1.7% during the same period.

•

A 37.3% increase in gross revenues from port operations, from US$ 126 million in the first nine months of 2004 to US$ 173 million in the first nine months of 2005. The increase in port operations gross revenues was driven primarily by a 32.5% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand and a 4.2% increase in volume.

•

A 13.4% increase in gross revenues from shipping, from US$ 67 million in the first nine months of 2004 to US$ 76 million in the first nine months of 2005. The increase in shipping gross revenues was mainly driven by a 20.0% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to price increases for general cargo freight. This was partially offset by a 5.4% decrease in volume due to operational problems with one of our ships.

Aluminum-related products

Gross revenues from aluminum-related products increased 15.1%, from US$ 896 million in the first nine months of 2004 to US$ 1,031 million in the first nine months of 2005. The main drivers were:

•

A 12.4% increase in gross revenues from sales of aluminum, from US$ 539 million in the first nine months of 2004 to US$ 606 million in the first nine months of 2005. This increase was mainly driven by a 7.7% rise in average selling prices, reflecting strong worldwide demand for aluminum. Volume increased by 4.4%.

•

A 23.7% increase in gross revenues from sales of alumina, from US$ 317 million in the first nine months of 2004 to US$ 392 million in the first nine months of 2005. The increase in alumina gross revenues resulted from a 4.6% increase in sales volume and an increase in worldwide demand for alumina that drove an 18.2% increase in average selling prices.

•

A 17.5% decrease in gross revenues from sales of bauxite, from US$ 40 million in the first nine months of 2004 to US$ 33 million in the first nine months of 2005. The 7.0% increase in average selling prices due to a general rise in worldwide bauxite prices was more than offset by a 22.9% decrease in volume, reflecting higher consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to third parties.

Copper

Copper production at CVRD started in June 2004. Gross revenues from sales of copper increased by 176.6% to US$ 260 million in the first nine months of 2005 compared with US$ 94 million in the first nine months of 2004. The revenue increase primarily reflects the fact that our nine month numbers from 2004 only reflect four months of copper production as opposed to a full nine months of production in 2005. The output from our Sossego copper mine in the first nine months of 2005 was lower than initially expected due to delays in receiving replacement drilling equipment needed to address harder than expected rock conditions. We expect the drilling equipment to be operating by the first quarter of 2006. Gross revenues in the first nine months of 2005 were also positively impacted by copper prices, which continue to post record levels,

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reflecting strong Chinese demand, a slowdown in the increase in smelter production and lower levels of reported inventories.

Other products and services

Gross revenues from other products and services decreased 30.8%, from US$ 13 million in the first nine months of 2004 to US$ 9 million in the first nine months of 2005.

Operating costs and expenses

The following table summarizes our operating costs and expenses for the periods indicated.

		Nine months ended September 30,

		2005			2004	% change

			(in millions of US$)
Cost of ores and metals	US$		3,248	US$	2,041	59.1%
Cost of logistic services			500		358	39.7
Cost of aluminum-related products			643		464	38.6
Cost of other products and services			9		10	(10.0)

Cost of goods sold			4,400		2,873	53.2
Selling, general and administrative expenses			408		319	27.9
Research and development			192		86	123.3
Employee profit sharing plan			65		47	38.3
Other costs and expenses			158		123	28.5

Total operating costs and expenses	US$		5,223	US$	3,448	51.5

Cost of goods sold

General. Total cost of goods sold increased 53.2%, from US$ 2,873 million in the first nine months of 2004 to US$ 4,400 million in the first nine months of 2005. This increase resulted primarily from the following factors:

•

The real increased 16.3% against the U.S. dollar in the first nine months of 2005 compared to the first nine months of 2004. Because the majority of CVRD’s costs and expenses are denominated in reais, this led to increased U.S. dollar costs.

•

Material costs increased by US$ 483 million, or 62.0%, in the first nine months of 2005, driven primarily by the rise in the price of raw materials, fuel oil and gas, as well as expanded production and an increase in prices for spare parts.

•

Outsourced services costs increased by US$ 413 million, or 69.3%, in the first nine months of 2005, driven primarily by the rise of sales volumes, increases in rail freight charges, increased waste material removal in the mines and higher prices.

•

Cost of iron ore and pellets purchased from other mining companies increased by 56.4%, reflecting price increases in 2005 as well higher volumes purchased. Iron ore purchased from third party suppliers in the first nine months of 2005 increased to 13,109 million tons, 11.9% more than the 11,710 million tons purchased in the first nine months of 2004.

•

Energy costs increased by US$ 124 million or 62.3% in the first nine months of 2005 driven primarily by higher electricity prices under the Albras long-term energy supply contract, which is denominated in reais and indexed to the price of aluminum on the London Metals Exchange.

Cost of ores and metals. Cost of ores and metals sold increased by 59.1% to US$ 3,248 million in

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the first nine months of 2005 from US$ 2,041 million in the first nine months of 2004, primarily due to increased production volumes required by the 10.8% increase in sales of iron ore and pellets. A portion of the increase in the cost of ores and metals sold reflects higher pellet prices, which increase the amount we pay to our pelletizing joint ventures for pellets and higher costs associated with purchases of iron ore from third parties to meet excess demand. The cost of ores and metals during the first nine months of 2005 also includes US$ 153 million related to our copper mine, which began operations in June 2004.

Cost of logistics services. Cost of logistics services increased by 39.7%, from US$ 358 million in the first nine months of 2004 to US$ 500 million in the first nine months of 2005 due to higher cargo volumes, higher fuel costs and the appreciation of the real against the U.S. dollar.

Cost of aluminum-related products. Cost of aluminum-related products increased by 38.6%, from US$ 464 million in the first nine months of 2004 to US$ 643 million in the first nine months of 2005, primarily reflecting higher prices for the bauxite Alunorte acquires from MRN, higher fuel prices, and higher electricity prices under the Albras long-term energy supply contract, which is denominated in reais and has an upside that is indexed to the price of aluminum on the London Metals Exchange.

Cost of other products and services. Cost of other products and services decreased from US$ 10 million in the first nine months of 2004 to US$ 9 million in the first nine months of 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 27.9%, from US$ 319 million in the first nine months of 2004 to US$ 408 million in the first nine months of 2005. The increase resulted primarily from higher selling expenses due to the increase in sales volume, an annual increase in the salary of administrative employees and the appreciation of the real against the U.S. dollar.

Research and development expenses

Research and development expenses more than doubled, from US$ 86 million in the first nine months of 2004 to US$ 192 million in the same period in 2005, due to increase in mineral exploration and project studies in South Africa, Asia, Africa and Australia.

Other costs and expenses

Other costs and expenses increased from US$ 123 million in the first nine months of 2004 to US$ 158 million in the first nine months of 2005. The increase resulted primarily from a provision for losses on ferroalloy inventories due to a decline in the market value of the inventories relative to their book value.

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Operating Income by Segment

The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Nine months ended September 30,
	2005		2004
	Operating income (loss)	% of net operating revenues	Operating income (loss)	% of net operating revenues
	(in millions of US$)		(in millions of US$)
Ferrous minerals
Iron ore	US$ 2,963	57.6%	US$ 1,333	48.2%
Pellets	448	32.5	193	23.7
Manganese ore	5	9.3	4	11.4
Ferroalloys	84	23.2	201	48.8
Non-ferrous minerals
Potash	33	33.3	33	44.0
Kaolin	(12)	—	38	33.0
Copper	86	33.7	38	41.8
Aluminum-related
Alumina	27	7.3	32	10.5
Aluminum	293	48.7	351	65.4
Bauxite	2	6.1	5	12.5
Logistics
Railroads	158	28.4	123	32.5
Ports	54	36.5	38	36.2
Ships	(3)	—	(15)	—
Others	(167)	—	(73)	—
Total	US$ 3,971	43.2	US$ 2,301	40.0

Our operating income increased as a percentage of net operating revenues from 40.0% in the first nine months of 2004 to 43.2% in the first nine months of 2005.

•

This increase was driven primarily by higher revenues and operating margins in the iron ore and pellets businesses. In each of these segments, higher prices more than offset the production cost increases described above.

•	The improvement in the iron ore and pellet segments was partially offset by a decline in the operating margins of most of our other segments.

•	The decline in aluminum segment margins primarily reflects the appreciation of the real and higher energy and other raw material prices, which more than offset the impact of higher aluminum prices.

•

The decline in kaolin operating margins is due to inventory write-offs, the recording of a provision for a loss of value-added tax credits and higher storage and packaging costs and port expenses in Europe.

•	The decline in copper operating margins resulted primarily from higher unit operating costs and lower than expected volumes due to the adverse drilling conditions described above.

•	The decline in the railroad segment operating margins primarily reflects higher fuel prices, which were only partially offset by higher average selling prices.

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Non-operating income (Expenses)

The following table details our non-operating income (expenses) for the periods indicated.

		Nine months ended September 30,

	2005		2004

		(millions of US$)
Financial income	US$	92	US$	41
Financial expenses		(359)		(413)
Foreign exchange and monetary gains (losses) net		465		(210)
Gain on sale of investments		126		314

	US$	324		(268)

We had net non-operating income of US$ 324 million in the first nine months of 2005, compared to net non-operating expenses of US$ 268 million in the first nine months of 2004. This change primarily reflects:

•

The positive impact of exchange rate movements on our net U.S.-dollar denominated liabilities caused by the appreciation of the real in 2005, from R$ 2.6544 to US$ 1.00 at December 31, 2004 to R$ 2.2222 to US$ 1.00 at September 30, 2005. The depreciation of the U.S. dollar from December 2003 to September 2004 totaled 1.1% and the depreciation of the U.S. dollar from December 2004 to September 2005 totaled 16.3%.

•	An increase in financial income from US$ 41 million in the first nine months of 2004 to US$ 92 million in the first nine months of 2005 due mainly to an increase in interest rates.

•	A decrease in financial expenses from US$ 413 million in the first nine months of 2004 to US$ 359 million in the first nine months of 2005, principally due to gains on aluminum financial derivatives.

•

A gain on sale of investments in the first nine months of 2005 of US$ 126 million due to the sale of Quebec Cartier Mining Company in July 2005, compared to a gain of US$ 314 million in the same period in 2004. The gains in the first nine months of 2004 related to the sale of CST.

Income Taxes

In the first nine months of 2005, we recorded a net income tax expense of US$ 824 million, compared to a net tax expense of US$ 353 million in the first nine months of 2004. The difference resulted primarily from:

•

An increase in our theoretical tax expense at nominal statutory rates from US$ 691 million in the first nine months of 2004 to US$ 1,460 million in the first nine months of 2005 due to higher pre-tax income.

•	A tax benefit of US$ 271 million in respect of exempt foreign income in the first nine months of 2005, compared to a US$ 178 million in exempt foreign income in the first nine months of 2004.

•

An increase in tax incentives from US$ 44 million in the first nine months of 2004 compared to US$ 135 million in the same period in 2005, due primarily to higher iron ore and manganese production in areas of Carajás for which we have tax incentives.

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Affiliates and Joint Ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments increased to US$ 547 million in the first nine months of 2005, compared to US$ 363 million in the first nine months of 2004. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Nine months ended September 30,

	2005	2004

	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$ 307	US$	115
Logistics	39	22
Aluminum and Bauxite	51		52
Steel	150	176
Others	-	(2)

Total equity in results of affiliates and joint ventures and
provisions for losses	US$ 547	US$	363

Ferrous. Our equity in the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments increased from US$ 115 million in the first nine months of 2004 to US$ 307 million in the first nine months of 2005. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets as well as increases in average selling prices.

Logistics. Our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments increased from US$ 22 million in the first nine months of 2004 to US$ 39 million in the first nine months of 2005. The increase was driven by improved results at MRS Logística.

Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments was US$ 52 million in the first nine months of 2004 and US$ 51 million in the first nine months of 2005.

Steel. Our equity in the results of steel affiliates and joint ventures declined from US$ 176 million in the first nine months of 2004 to US$ 150 million in the first nine months of 2005. The decrease reflects the sale of CST during 2004, which was partially offset by an improved performance at Usiminas due to higher selling prices.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our anticipated capital requirements.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods. We may also dispose of assets.

In the fourth quarter of 2005, we expect our major cash needs to amount to approximately US$ 3.4 billion, which includes payment of dividends, repayment of debt and capital expenditures. This figure also includes amounts payable for the acquisition of Canico, a Canadian company with mining rights to a nickel

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deposit in Brazil, that we acquired in November 2005 for approximately US$ 800 million. We currently expect to meet our cash needs for the remainder of 2005 primarily through a combination of operating cash flow, cash and cash equivalents on hand and new debt, including the net proceeds of a Vale Overseas November 2005 offering of US$ 300 million of 8.25% Guaranteed Notes due 2034. Our 2006 cash needs are expected to include budgeted capital expenditures in an amount to be approved by our Board of Directors (as described below), repayment or refinancing of long-term debt maturing in 2006 (approximately US$ 1.1 billion) and payment of cash dividends in an amount to be approved by our Board of Directors. We expect to meet our 2006 cash needs primarily through a combination of operating cash flow, cash and cash equivalents on hand and new debt.

Sources of funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At September 30, 2005, we had cash and cash equivalents of US$ 1,235 million. Our operating activities generated positive cash flows of US$ 3,645 million in the first nine months of 2005.

In addition to the above sources of liquidity, CVRD has a committed credit line facility for the purpose of improving the efficiency of its cash management and reducing debt refinancing risks during moments of instability in financial markets. In April 2005, the credit line facility was increased to US$ 750 million from US$ 500 million. This increase was accompanied by an extension in tenor and a cost reduction. The changes result from the rollover of the US$ 400 million tranche which was signed by CVRD in May 2004 and was due in May 2005. This tranche was increased to US$ 650 million on a committed bank facility with a syndicate of 11 commercial banks from the United States, Europe and Asia. The transaction was structured to prevent any restrictions related to sovereign risk on the disbursement of committed funds. The new facility has a utilization term of two years, and a payback period, if drawn down, of two years. CVRD has never made use of the funds available under this facility.

We believe we are well positioned to raise additional capital in the debt markets to the extent needed. After giving effect to the US$ 300 million offering by Vale Overseas Limited of guaranteed notes in November 2005, we had remaining capacity under our shelf registration statement filed with the Securities and Exchange Commission of US$1.2 billion. In addition, we are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets. Currently, CVRD is rated Baa3 by Moody’s Investors Service, BBB by Standard & Poors and BBB (low) by Dominion Bond Rating Services, each of which is an investment grade rating. Continuing to maintain and improve our credit rating is a major strategic objective.

Uses of funds

Capital expenditures

In the first nine months of 2005, our net cash flow used in investing activities was US$ 2,728 million. Capital expenditures and investments amounted to US$ 2,831 million. In 2005, we have budgeted US$ 3.3 billion for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and mineral exploration. Primarily due to recent increases in equipment prices, we expect our total capital expenditures for 2005 to exceed the budgeted amount. Although our Board of Directors has not yet approved our 2006 capital expenditures budget, we expect that budgeted expenditures will be significantly higher than in 2005.

Dividends

We paid US$ 500 million in total dividends and interest on shareholders equity in April 2005 and US$ 800 million in October 2005. Under our dividend policy, which is described in detail in our Form 20-F, our Executive Officers announce in January of each year the minimum per share dividend they intend to propose to the Board of Directors for the coming year. The proposed minimum dividend for 2006 has not yet been determined.

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Debt

At September 30, 2005, we had aggregate outstanding debt of US$ 3,942 million, consisting of short-term debt of US$ 910 million (including US$ 688 million in the current portion of our long-term debt and US$ 51 million of loans from related parties), and long-term debt (excluding current portion) of US$ 3,032 million (including US$ 1 million of loans from related parties). In November 2005, our finance subsidiary Vale Overseas Limited issued US$ 300 million of 8.25% notes due 2034. At September 30, 2005, approximately US$ 951 million of our debt was secured by liens on some of our assets.

Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.

Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding the accrued charges) are as follows:

•

U.S. dollar-denominated foreign loans and financing (US$ 1,538 million at September 30, 2005). These loans primarily include export financing credit lines, import financing from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR.

•

U.S. dollar-denominated fixed rate notes (US$ 911 million at September 30, 2005). We have issued several series of fixed rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee. The US$ 913 million outstanding at September 30, 2005 includes US$ 500 million of 8.25% Notes due 2034 issued by Vale Overseas in January 2004, US$ 300 million of 9.0% Notes due 2013 issued by Vale Overseas in August 2003 and the US$ 111 million of 8.625% Enhanced Guaranteed Notes due 2007 issued by Vale Overseas in March 2002 that remain outstanding. In November 2005, our finance subsidiary Vale Overseas Limited issued an additional US$ 300 million of 8.25% Notes due 2034.

•

U.S. dollar-denominated export securitizations (US$ 445 million at September 30, 2005). We have a US$ 550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd that is tied to the export of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed rate tranches and one floating rate tranche.

•

Perpetual notes (US$ 75 million at September 30, 2005). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•

Local debt (US$ 672 million at September 30, 2005). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of September 30, 2005, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

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Off-balance sheet arrangements

At September 30, 2005, our off-balance sheet arrangements consisted solely of guarantees. At September 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 6 million, of which US$ 5 million is denominated in U.S. dollars and the remaining US$ 1 million is denominated in reais. We have charged the Samarco joint venture for extending these guarantees to it.

Recently-issued Accounting Pronouncements

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion n° 18 upon a loss of significant influence” which establishes guidelines for how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. We will apply this statement in the event we lose significant influence over any equity method investees in fiscal periods beginning after July 2005.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which establishes guidelines for reporting a change in accounting principles or errors. We do not expect SFAS No. 154 to have a significant impact on our financial condition, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address how a reporting enterprise should determine whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specified conditions exist. We have implemented FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial condition, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which provides guidance on the legal requirements surrounding asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” to amend APB No. 29. We have already adopted SFAS No. 153, which did not have a significant impact on our financial condition, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” to amend ARB No. 43, Chapter 4. SFAS No. 151 provides guidance for inventory pricing. We have already adopted SFAS No. 151, which did not have a significant impact on our financial condition, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” We do not expect EITF Issue No. 03-01 to have any impact on our financial condition, results of operations or cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2005	COMPANHIA VALE DO RIO DOCE (Registrant) By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer